BANCO ITAU HOLDING FINANCEIRA S.A.

CNPJ. 60.872.504/0001-23                                       NIRE. 35300010230


                             A Publicly Held Company

                Authorized Capital : up to 200,000,000,000 shares
  Subscribed and Paid in Capital: R$ 4,780,000,000.00 - 116,249,622,464 shares


                      MEETING OF THE ADMINISTRATIVE COUNCIL
                                 OF MAY 5, 2003
                                 --------------


              On May 5, 2003, with the legal quorum present, the Administrative Council of BANCO ITAU HOLDING FINANCEIRA S.A., met at its principal place of business under the chairmanship of Dr. Olavo Egydio Setubal for the purpose of examining the first quarter 2003 financial statements, on which the Fiscal Council has already opined favorably pursuant to article 163, VI of Law 6404/76.

              After due examination of the said documentation, the councilors unanimously approved the financial statements for the first quarter 2003, authorizing publication through their release to the Brazilian Security and Exchange Commission (Comissao de Valores Mobiliarios) and the Sao Paulo Stock Exchange (Bolsa de Valores de Sao Paulo).

              All items on the agenda having been concluded, the Chairman requested the transcription of these minutes, which having been read and approved were signed by all, the meeting being declared closed. Sao Paulo-SP, May 5, 2003. (signed) Olavo Egydio Setubal - Chairman; Jose Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal - Vice-Chairmen; Alcides Lopes Tapias, Carlos da Camara Pestana, Henri Penchas, Luiz de Moraes Barros, Maria de Lourdes Egydio Villela, Persio Arida, Roberto Teixeira da Costa and Sergio Silva de Freitas - Councilors.

               I CERTIFY THAT THE PRESENT IS AN EXACT COPY OF THE
                ORIGINAL TRANSCRIPTION IN THE MINUTES REGISTER.

                                         Sao Paulo-SP, May 5, 2003.


                                           ALFREDO EGYDIO SETUBAL
                                        Investor Relations Director